Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  Kinder Morgan Management, LLC

Commission File No.:  001-16459

File No. of Related Registration Statement: 333-198411

Run By Shareholders, For Shareholders KMI to Acquire KMP, KMR and EPB September 24, 2014

Forward-Looking Statements / Non-GAAP Financial Measures IMPORTANT INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S 4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement/prospectus for each of KMP, KMR and EPB The Registration Statement has not yet been declared effective by the SEC. Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC. The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law. We use non-generally accepted accounting principles (“non-GAAP”) financial measures in this presentation. Our reconciliation of non-GAAP financial measures to comparable GAAP measures can be found in the Appendix to our Analyst day presentation, dated 1/29/2014, on our website at www.kindermorgan.com. These non-GAAP measures should not be considered an alternative to GAAP financial measures. 2

KMI will acquire all of the outstanding common units of KMP and EPB and all outstanding shares of KMR $73.1 billion total purchase price(c) $42.1 billion KMI equity $4.0 billion cash (commitment letter for full amount) $27.0 billion of assumed debt KMI management will remain unchanged; KMI’s Board of Directors may increase by up to 6 members with 3 from KMP and 3 from EPB Transaction is expected to close in Q4 2014, subject to shareholder and regulatory approvals 3 Consolidating All Kinder Morgan Assets Under One Public Company Subject to proration, KMP and EPB unitholders will have the option to elect all-cash consideration of $91.72 per KMP unit and $39.53 per EPB unit, or all-stock consideration of 2.4849 KMI shares per KMP unit and 1.0711 KMI shares per EPB unit. Transaction announced on 8/10/2014. Last trading date prior to announcement was 8/8/2014. Based on KMI closing price on 9/19/2014. KMI Acquisition of KMP, KMR & EPB Transaction Overview KMP KMR EPB Acquisition Consideration (a) KMI Shares to Each Unit or Share 2.1931x 2.4849x 0.9451x Cash to Each Unit or Share $10.77 – $4.65 Implied Consideration Based on 9/19/2014 Prices $94.04 $94.35 $40.54 Premium to 8/8/2014 Prices (b) 17.1% 22.5% 20.6%

Value Enhancing Combination Significant Upfront Dividend Increase 2015E KMI dividend per share expected to be $2.00 with significant coverage 16% dividend increase from 2014 guidance of $1.72 Enhances Future Dividend Growth 10% annual growth rate expected for at least the next 5 years thereafter (2015-2020) This is before taking into account a larger opportunity set driven by a lower cost of capital Improves Dividend Coverage Visible absolute dollar coverage of over $2.0 billion 6 years of coverage averaging approximately 1.1x Lowers Cost of Capital Eliminates IDRs which significantly lowers cost of capital Results in more competitive cost of capital to pursue expansion and acquisitions in a target-rich environment Potential consolidation in MLP space (>120 energy MLPs today with >$900 billion EV)(a) Over $640 billion of investment in energy infrastructure needed through 2035(b) Tax attributes of combination lowers cash taxes Expected Investment Grade Ratings 5.6x 2015 Debt / EBITDA leverage, with a target range of 5.0-5.5x Eliminates structural subordination Provides more simplicity and flexibility Significant Value to MLP Unitholders Provides immediate and meaningful value uplift Cash flow dilutive in short-term; significantly accretive in medium and long-term Majority equity consideration allows KMP, KMR and EPB stakeholders to share in future growth World-class Asset Base Largest energy infrastructure company in North America Over 82% of cash flows are fee-based, and 94% are fee-based or hedged for 2014 4 Source: Bloomberg as of 9/19/2014 including energy-related publicly traded partnerships. Source: ICF presentation dated 2/24/2014 "A Shifting Landscape: Shale Resource Development Presenting Plenty of Opportunities and Challenges in the Midstream Space."

KINDER MORGAN

Simplified Organizational Structure

Current Public Structure



Kinder Morgan, Inc.
(NYSE: KMI)
BB / Ba2 / BB+
13% Listed Shares
100% Voting Shares
Kinder Morgan Management, LLC
(NYSE: KMR)
100% i-unit interest
GP interest and 8% LP interest
GP interest and 40% LP interest
Kinder Morgan Energy Partners, L.P.
(NYSE: KMP)
BBB / Baa2 / BBB
El Paso Pipeline Partners, L.P.
(NYSE: EPB)
BBB / Ba1 / BBB–

KMP
2014B Segment Earnings before DD&A
= $6.4 billion



CO_2 S&T
CO_2 Oil Production
Natural Gas Pipelines
7%
17%
43%
15%
Terminals
15%
3%
Kinder Morgan Canada
Products Pipelines

EPB
2014B Segment Earnings before DD&A
= $1.3 billion



Natural Gas Pipelines
100%

Simplified Public Structure

Kinder Morgan, Inc.
(NYSE: KMI)
Expected: **BBB– / Baa3 / BBB–** (a)

One publicly traded company vs. four results in:
- One equity holder base
- One dividend policy
- One debt rating
- No structural subordination
- No incentive distribution rights

PF Consolidated KMI
2014B Segment Earnings before DD&A
= $8.0 billion



CO_2 S&T
CO_2 Oil Production
6%
14%
Natural Gas Pipelines
Terminals
12%
54%
Kinder Morgan Canada
12%
Products Pipelines

82% of cash flows are fee-based; 94% are fee-based or hedged for 2014

Note: Above organizational diagrams are simplified representations reflecting only the publicly traded entities.
(a) Expected ratings from S&P, Moody's and Fitch, respectively, reflecting combination transaction.

5

KINDER MORGAN

Unparalleled Asset Footprint

Largest Energy Infrastructure Company in North America

- **3rd largest energy company in North America with estimated combined pro forma enterprise value of ~$140 billion[a]**
- **$17 billion of currently identified organic growth projects**
- **Largest natural gas network in North America**
  - Own an interest in / operate ~68,000 miles of natural gas pipeline
  - Connected to every important U.S. natural gas resource play, including: Eagle Ford, Marcellus, Utica, Uinta, Haynesville, Fayetteville and Barnett
- **Largest independent transporter of petroleum products in North America**
  - Transport ~2.3 MMBbl/d[b]
- **Largest transporter of CO_2 in North America**
  - Transport ~1.3 Bcf/d of CO_2[b]
- **Largest independent terminal operator in North America**
  - Own an interest in or operate ~180 liquids / dry bulk terminals
  - ~125 MMBbls domestic liquids capacity
  - Handle ~103 MMtons of dry bulk products[b]
  - Strong Jones Act shipping position
- **Only Oilsands pipe serving West Coast**
  - Transports ~300 MBbl/d to Vancouver / Washington State; proposed expansion takes capacity to 890 MBbl/d



TRANS MOUNTAIN
COCHIN
PACIFIC
RUBY
NORTHERN
WIC
CIG
TCGT
CP
NGPL
CALNEV
EPNG
FEP
TGP
PACIFIC
MEP
WINK
KMLP
KM MIDSTREAM
PLANTATION
ELBA EXPRESS
SNG
SLNG
GLNG
FGT
PARKWAY
CFPL
NATURAL GAS PIPELINES
NATURAL GAS STORAGE
NATURAL GAS PROCESSING
NATURAL GAS TREATERS
LNG TERMINALS
PRODUCTS PIPELINES
PRODUCTS PIPELINES TERMINALS
TRANSMIX FACILITIES
PETROLEUM PIPELINES
PETROLEUM PIPELINES TERMINALS
CO2 PIPELINES
CO2 SOURCE FIELDS
CO2 OIL FIELDS
KMP TERMINALS
JONES ACT TANKERS
KM HEADQUARTERS

(a) Pro forma enterprise value of KMI based on pro forma yield and net debt.
(b) 2014 budgeted volumes.

6

Benefits of a C-corp Simplifies structure; creates one public equity class Lowers cost of capital and creates a more competitive acquisition currency Significant income tax savings from the acquisition amounting to ~$20 billion over ~14 years Over half of combined KMP and EPB cash flows are already taxed at KMI under current structure Broader pool of capital available to C-corp 7

KINDER MORGAN

How the Math Works

Status Quo Expected Dividend / Distribution Growth Rate[a,b]	2013-2016	2015-2020
KMP →	5%	5%
EPB →	1%	3%
KMI →	8%	7%
Minimal Coverage		

Primary 2015-2020 Asset Level Assumptions[b]

- 9% average annual EBITDA growth
- ~$3.6B/yr average growth capex (excl. TMX)
- $5.2B for Trans Mountain[c]
- EBITDA growth rate and capex vary by year

Pro-Forma Expected Dividend Growth Rate[b]
2015-2020
10%
Over $2.0 Billion of Coverage

Difference in Growth Rates Driven By:

- Lower cost of capital benefits initial acquisition and future capital investments
- Less equity issuance required
- Tax depreciation (from existing basis and future capex) utilized by company versus being passed on to unitholders
- Modest cost synergies
- Based on the four attributes listed above **only**, transaction would enable KMI to:
  - Increase its 2015 target dividend per share above the 2015 expected status quo
  - Grow its dividend per share by an average of 8% per year from 2015 through 2020[d]
- **In addition**, tax depreciation from asset step-up will further enable KMI to:
  - Increase its 2015 target dividend per share to $2.00
  - Grow its dividend per share by an average of 10% per year from 2015 through 2020
  - Generate significant cash coverage from 2015 through 2020

(a) 2013–2016 per 2014 analyst conference presentation.
(b) Status quo and pro-forma utilize same asset level and capex projections / assumptions for the years included in both sets of projections except for modest cost synergies included in the pro forma.
(c) Total project = $5.4 billion. Some spending prior to 2015.
(d) Based on the following assumptions: includes depreciation from KMP and EPB existing assets and projected capex, set coverage at 1.0x, target roughly 5.0-5.5x debt/EBITDA.

8

KINDER MORGAN

Significantly Lower Hurdle for Growth

Same Level of Capex Generates Double the Growth at Pro Forma KMI vs Status Quo KMP

($ in millions, except per unit / share)	Status Quo KMP	Pro Forma KMI
Hypothetical New Project Capex	$1,000	$1,000
Project Cash Flows[(a)]	120	120
Project Taxes[(b)]	0	(19)
Cost of New Equity[(c)]	(64)	(23)
Cost of New Debt[(d)]	(19)	(13)
Net Cash Flow	37	65
Split with GP[(e)]	(18)	0
Incremental Cash Flow	$18	$65
Beginning Unit / Share Count (MM)	462	2,145
New Units / Shares Issued (MM)[(f)]	6	11
Pro Forma Units / Shares (MM)	468	2,156
Distribution / Dividend	$5.58	$2.00
Accretion on PF Unit / Share Count	$0.04	$0.03
Distribution / Dividend Growth	0.7%	1.5%

(a) Assumes 12% cash returning project.
(b) KMI project assumes 36.5% tax rate and 15-yr straight line depreciation.
(c) KMP cost of new issue equity based on an assumed yield of 6.9% grossed up by GP % take of 46%. KMI cost of new issue equity conservatively based on KMI yield level of 4.5%.
(d) KMP cost of new issue debt based on an assumed 50% split between 2.5% floating and 5.0% fixed rate. KMI cost of new issue debt based on an assumed 50% split between 3.0% floating and 5.25% fixed rate, tax effected at 36.5%. Assumes project is funded 50% debt / 50% equity.
(e) Assumed on current 50% split for Status Quo KMP.
(f) Assumes project is funded 50% debt / 50% equity. Assumed price of $81/ unit for KMP and $44 / share for KMI.

9

KINDER MORGAN

Substantial Pre-Tax Value Uplift for KMP Unitholders

KMP Pre-Tax Benefit per Unit Post Transaction

	9/19/2014	Implied Prices					
	Prices	2015E	2016E	2017E	2018E	2019E	2020E
KMP Pro Forma (Value)							
KMP Expected Distributions		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Assumed Yield[(a)]		6.95%	6.95%	6.95%	6.95%	6.95%	6.95%
Implied Unit Price[(b)]	$80.34	$83.94	$88.98	$93.01	$100.21	$102.01	$105.05
Exchange Ratio	2.1931	2.1931	2.1931	2.1931	2.1931	2.1931	2.1931
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to KMP[(c)]	$83.27	$97.47	$107.22	$117.94	$129.73	$142.71	$156.98
Cash Portion Received	$10.77	$10.77	$10.77	$10.77	$10.77	$10.77	$10.77
Total Value to Unitholders	$94.04	$108.24	$117.99	$128.71	$140.50	$153.48	$167.75
Implied Value Uplift (Pre-tax)[(d)]	**$13.70**	**$24.30**	**$29.01**	**$35.70**	**$40.30**	**$51.47**	**$62.70**
% Value Uplift (Pre-tax)	***17%***	***29%***	***33%***	***38%***	***40%***	***50%***	***60%***
Adjusted KMP Distribution[(e)]		$5.16	$5.47	$5.72	$6.16	$6.27	$6.46
Pro Forma Dividend to KMP Unitholders[(f)]		$4.39	$4.82	$5.31	$5.84	$6.42	$7.06
Accretion / (Dilution) - $		($0.78)	($0.65)	($0.41)	($0.32)	$0.15	$0.60
Accretion / (Dilution) - %		(15%)	(12%)	(7%)	(5%)	2%	9%
Cumulative Accretion / (Dilution) - $		($0.78)	($1.42)	($1.84)	($2.16)	($2.01)	($1.41)

(a) 2015-2020 yield calculated as 2014 distribution guidance of $5.58/unit divided by KMP closing price on 8/8/2014 of $80.34.
(b) KMP price in the 9/19/2014 column equal to its pre-announcement closing price on 8/8/2014 of $80.34.
(c) Based on exchange ratio and 9/19/2014 KMI closing price of $37.97. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
(d) Based on KMI's 9/19/2014 closing price of $37.97, taxes for an average unitholder are estimated to be $13.28/unit. Based on an assumed KMI price of $44.44 ($2.00 dividend and a conservative 4.5% KMI yield), taxes for an average unitholder are estimated to be $16.41/unit. These represent approximate calculations for an average unitholder assuming a sale as of 12/31/2013. Actual gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. If the maximum federal rates of 40.5% for ordinary income, and 23.8% for capital gains are used, approximate taxes are estimated to be $14.78/unit and $18.16/unit at KMI prices of $37.97 and $44.44, respectively. KMP unitholders will receive per share basis in KMI shares received equal to KMI's price at closing.
(e) Calculated by adjusting KMP's expected distributions by the percentage of cash consideration received.
(f) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

10

KINDER MORGAN

After-Tax Value Uplift to Average KMP Unitholder

KMP Status Quo - Hold KMP Unit (no conversion to KMI)

		2014	2015	2016	2017	2018	2019	2020
KMP Distribution		–	$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Taxes on Distr. with Zero Basis (Prior to Disposition Year)		–	–	–	–	(0.59)	(1.56)	–
After-tax Distributions		–	$5.83	$6.18	$6.46	$6.37	$5.53	$7.30
Sale of KMP Unit								$105.05
Taxes on Sale								(23.54)
Net Proceeds from Sale								$81.51
Total After-Tax Cash Flow		–	$5.83	$6.18	$6.46	$6.37	$5.53	$88.81
Cumulative After-Tax Cash Flow		$119.18						
Net Present Value of After-Tax Cash Flow	10%	$73.14						

KMP Pro Forma - Convert KMP Unit to KMI Share

		2014	2015	2016	2017	2018	2019	2020
KMP Cash Consideration (Mixed Election)		$10.77						
Average KMP Tax Impact		(13.28)						
Net Cash from Transaction		($2.51)						
KMI Dividends to KMP Holders		–	$4.39	$4.82	$5.31	$5.84	$6.42	$7.06
Dividend Taxes		–	(0.97)	(1.06)	(1.17)	(1.28)	(1.41)	(1.55)
Net Annual Cash Flow		–	$3.42	$3.76	$4.14	$4.56	$5.01	$5.51
Sale of KMI Share								$156.98
Taxes on Sale								(15.72)
Net Proceeds from Sale								$141.26
Total After-Tax Cash Flow		($2.51)	$3.42	$3.76	$4.14	$4.56	$5.01	$146.77
Cumulative After-Tax Cash Flow		$165.14						
Net Present Value of After-Tax Cash Flow	10%	$95.84						

Total After-tax Benefits ($)	$45.97
Total After-tax Benefits (%)	39%

NPV After-Tax Benefit from Transaction ($)	$22.70
NPV After-Tax Benefit from Transaction (%)	31%

KMP Value Creation(a)

- We believe the transaction creates substantial value for the average KMP unitholder on a pre-tax and after-tax basis
- The analysis on this page shows the **per unit after-tax benefit** to an average KMP unitholder as a result of the KMI acquisition of KMP
- See appendix for assumptions and details

The average KMP unitholder planning to hold until 2020 will receive over 30% greater NPV after-tax cash flow after the transaction vs before(a)

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

11

KINDER MORGAN

After-Tax Value Uplift to Average KMP Unitholder *(Cont'd)*

KMP per Unit Value Creation[(a)]

- We conducted two sensitivities on the present value after-tax KMP analysis:
- First, we sensitized KMI's price at close and its impact on the incremental after-tax cash flow to the average KMP unitholder (a higher price will result in a greater tax gain)
  - We looked at prices from $37.97 (KMI's closing price on 9/19/2014) to $44.00 per share
  - In each case, and across all selected KMI share prices, the average KMP unit holder received over 20% greater NPV after-tax cash flow as a result of this transaction
- Second, we looked at the impact on unitholder cash flow across different holding periods
  - We looked at the results from selling at year-end 2020, 2018, 2016 and at close
  - Outperformance is greater the longer the holding period, and in each case the average KMP unit holder receives meaningfully greater NPV after-tax cash flow as a result of this transaction

NPV After-Tax Benefit

		(Sale in 2020)		(Sale in 2018)		(Sale in 2016)		(Sale at Close)	
		$/Unit	%	$/Unit	%	$/Unit	%	$/Unit	%
	$44.00	$19.79	27%	$15.58	21%	$14.77	21%	$9.07	13%
	$43.00	$20.27	28%	$16.07	22%	$15.25	22%	$9.55	14%
KMI Price	$42.00	$20.75	28%	$16.55	23%	$15.74	22%	$10.04	15%
at Close	$41.00	$21.23	29%	$17.03	23%	$16.22	23%	$10.52	15%
of Transaction	$40.00	$21.72	30%	$17.51	24%	$16.70	24%	$11.00	16%
	$39.00	$22.20	30%	$18.00	25%	$17.18	24%	$11.48	17%
	$37.97	$22.70	31%	$18.49	25%	$17.68	25%	$11.98	17%

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

12

KINDER MORGAN

Substantial Value Uplift for KMR Shareholders

KMR Benefit per Share Post Tax-free Transaction

	9/19/2014 Prices	Implied Prices 2015E	2016E	2017E	2018E	2019E	2020E
KMR Pro Forma (Value)							
KMR Expected Distributions		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Assumed Yield[a]		7.24%	7.24%	7.24%	7.24%	7.24%	7.24%
Implied Unit Price[b]	$77.02	$80.47	$85.30	$89.17	$96.07	$97.79	$100.71
Exchange Ratio	2.4849	2.4849	2.4849	2.4849	2.4849	2.4849	2.4849
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to KMR[c]	$94.35	$110.44	$121.48	$133.63	$147.00	$161.70	$177.86
Cash Portion Received[d]	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Value to Unitholders	$94.35	$110.44	$121.48	$133.63	$147.00	$161.70	$177.86
Implied Value Uplift	**$17.33**	**$29.97**	**$36.18**	**$44.47**	**$50.93**	**$63.90**	**$77.16**
% Value Uplift	***23%***	***37%***	***42%***	***50%***	***53%***	***65%***	***77%***
Adjusted KMR Distribution[e]		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Dividend to KMR Unitholders[f]		$4.97	$5.47	$6.01	$6.61	$7.28	$8.00
Accretion / (Dilution) - $		($0.86)	($0.71)	($0.45)	($0.35)	$0.19	$0.71
Accretion / (Dilution) - %		(15%)	(12%)	(7%)	(5%)	3%	10%
Cumulative Accretion / (Dilution) - $		($0.86)	($1.57)	($2.02)	($2.37)	($2.17)	($1.47)

(a) 2015-2020 yield calculated as 2014 KMP distribution guidance of $5.58/unit divided by KMR closing price on 8/8/2014 of $77.02.
(b) KMR price in the 9/19/2014 column equal to its pre-announcement closing price on 8/8/2014 of $77.02.
(c) Based on exchange ratio and 9/19/2014 KMI closing price of $37.97. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
(d) All equity consideration to KMR.
(e) No adjustment needed from status quo as KMR consideration is all KMI equity.
(f) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

13

Substantial Value Uplift for EPB Unitholders 14 EPB Pre-Tax Benefit per Unit Post Transaction  2015-2020 yield calculated as 2014 distribution guidance of $2.60/ unit divided by EPB closing price on 8/8/2014 of $33.60. EPB price in the 9/19/2014 column equal to its pre-announcement closing price on 8/8/2014 of $33.60. Based on exchange ratio and 9/19/2014 KMI closing price of $37.97. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%. Based on KMI’s 9/19/2014 closing price of $37.97, taxes for an average unitholder are estimated to be $3.26/unit. Based on an assumed KMI price of $44.44 ($2.00 dividend and a conservative 4.5% KMI yield), taxes for an average unitholder are estimated to be $4.61/unit. These represent approximate calculations for an average unitholder assuming a sale as of 12/31/2013. Actual gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. If the maximum federal rates of 40.5% for ordinary income, and 23.8% for capital gains are used, approximate taxes are estimated to be $3.66/unit and $5.12/unit at KMI prices of $37.97 and $44.44, respectively. EPB unitholders will receive per share basis in KMI shares received equal to KMI’s price at closing. Calculated by adjusting EPB’s expected distributions by the percentage of cash consideration received. Calculated by multiplying the exchange ratio by the KMI pro forma dividend. 9/19/2014 Implied Prices Prices 2015E 2016E 2017E 2018E 2019E 2020E EPB Pro Forma (Value) EPB Expected Distributions $2.60 $2.60 $2.73 $2.78 $2.87 $2.96 Assumed Yield (a) 7.74% 7.74% 7.74% 7.74% 7.74% 7.74% Implied Unit Price (b) $33.60 $33.60 $33.60 $35.28 $35.93 $37.15 $38.27 Exchange Ratio 0.9451 0.9451 0.9451 0.9451 0.9451 0.9451 0.9451 KMI Pro Forma Dividend $2.00 $2.20 $2.42 $2.66 $2.93 $3.22 Implied Value of KMI Stock to EPB (c) $35.89 $42.00 $46.20 $50.83 $55.91 $61.50 $67.65 Cash Portion Received $4.65 $4.65 $4.65 $4.65 $4.65 $4.65 $4.65 Total Value to Unitholders $40.54 $46.65 $50.85 $55.48 $60.56 $66.15 $72.30 Implied Value Uplift (Pre-tax) (d) $6.94 $13.05 $17.25 $20.20 $24.63 $29.00 $34.03 % Value Uplift (Pre-tax) 21% 39% 51% 57% 69% 78% 89% Adjusted EPB Distribution (e) $2.30 $2.30 $2.42 $2.46 $2.55 $2.62 Pro Forma Dividend to EPB Unitholders (f) $1.89 $2.08 $2.29 $2.52 $2.77 $3.04 Accretion / (Dilution) - $ ($0.41) ($0.22) ($0.13) $0.05 $0.22 $0.42 Accretion / (Dilution) - % (18%) (10%) (5%) 2% 9% 16% Cumulative Accretion / (Dilution) - $ ($0.41) ($0.63) ($0.76) ($0.71) ($0.49) ($0.06)

After-Tax Value Uplift to Average EPB Unitholder 15  Based on management’s projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail. We believe the transaction creates substantial value for the average EPB unitholder on a pre-tax and after-tax basis The analysis on this page shows the per unit after-tax benefit to an average EPB unitholder as a result of the KMI acquisition of EPB See appendix for assumptions and details EPB Value Creation(a) The average EPB unitholder planning to hold until 2020 will receive nearly 50% greater NPV after-tax cash flow after the transaction vs before(a) EPB Status Quo - Hold EPB Unit (no conversion to KMI) 2014 2015 2016 2017 2018 2019 2020 EPB Distribution – $2.60 $2.60 $2.73 $2.78 $2.87 $2.96 Taxes on Distr. with Zero Basis – – – – – – – After-tax Distributions – $2.60 $2.60 $2.73 $2.78 $2.87 $2.96 Sale of EPB Unit $38.27 Taxes on Sale (7.08) Net Proceeds from Sale $31.19 Total After-Tax Cash Flow – $2.60 $2.60 $2.73 $2.78 $2.87 $34.15 Cumulative After-Tax Cash Flow $47.73 Net Present Value of After-Tax Cash Flow 10% $29.51 EPB Pro Forma - Convert EPB Unit to KMI Share 2014 2015 2016 2017 2018 2019 2020 EPB Cash Consideration (Mixed Election) $4.65 Average EPB Tax Impact (3.26) Net Cash from Transaction $1.39 KMI Dividends to EPB Holders – $1.89 $2.08 $2.29 $2.52 $2.77 $3.04 Dividend Taxes – (0.42) (0.46) (0.50) (0.55) (0.61) (0.67) Net Annual Cash Flow – $1.47 $1.62 $1.79 $1.97 $2.16 $2.37 Sale of KMI Share $67.65 Taxes on Sale (6.77) Net Proceeds from Sale $60.88 Total After-Tax Cash Flow $1.39 $1.47 $1.62 $1.79 $1.97 $2.16 $63.25 Cumulative After-Tax Cash Flow $73.65 Net Present Value of After-Tax Cash Flow 10% $43.78 Total After-tax Benefits ($) $25.92 Total After-tax Benefits (%) 54% NPV After-Tax Benefit from Transaction ($) $14.27 NPV After-Tax Benefit from Transaction (%) 48%

KINDER MORGAN

After-Tax Value Uplift to Average EPB Unitholder *(Cont'd)*

EPB per Unit Value Creation

- We conducted two sensitivities on the present value after-tax EPB analysis:
- First, we sensitized KMI's price at close and its impact on the incremental after-tax cash flow to the average EPB unitholder (a higher price will result in a greater tax gain)
  - We looked at prices from $37.97 (KMI's closing price on 9/19/2014) to $44.00 per share
  - In each case, and across all selected KMI share prices, the average EPB unit holder received between 45% and 50% greater NPV after-tax cash flow as a result of this transaction
- Second, we looked at the impact on unitholder cash flow across different holding periods
  - We looked at the results from selling at year-end 2020, 2018, 2016 and at close
  - Outperformance is greater the longer the holding period, and in each case the average KMP unit holder receives meaningfully greater NPV after-tax cash flow as a result of this transaction

NPV After-Tax Benefit

		(Sale in 2020)		(Sale in 2018)		(Sale in 2016)		(Sale at Close)	
		$/Unit	%	$/Unit	%	$/Unit	%	$/Unit	%
	$44.00	$13.02	44%	$10.76	36%	$8.31	27%	$2.45	7%
	$43.00	$13.23	45%	$10.97	36%	$8.51	27%	$2.66	8%
KMI Price	$42.00	$13.43	46%	$11.17	37%	$8.72	28%	$2.87	9%
at Close	$41.00	$13.64	46%	$11.38	38%	$8.93	29%	$3.07	9%
of Transaction	$40.00	$13.85	47%	$11.59	39%	$9.14	29%	$3.28	10%
	$39.00	$14.06	48%	$11.80	39%	$9.34	30%	$3.49	10%
	$37.97	$14.27	48%	$12.01	40%	$9.56	31%	$3.70	11%

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

16

KMI: 11% CATR Since Inception(e) KMP: 24% CATR Since ‘96(b) KMR: 15% CATR Since Inception(c) Source: Bloomberg. Total returns calculated on daily basis through 9/19/2014; assumes dividends / distributions reinvested in index / stock / unit. Start date 12/31/1996. Start date 5/14/2001; KMR initial public offering; KMP CATR over same period is 15%. Alerian MLP Index. Start date 2/10/2011; KMI initial public offering. Start date 5/25/2012; EP acquisition close. 17 EPB: 15% CATR Since Acquisition(f) Investor Total Returns(a)

Strategy Remains the Same Focus on stable fee-based assets that are core to North American energy infrastructure Market leader in each of our business segments Control costs – It’s the investors’ money, not management’s – treat it that way Dividend policy to remain consistent with past practice Leverage asset footprint to seek attractive capital investment opportunities, both expansion and acquisition Since 1997, KMP has completed approximately $24 billion in acquisitions and invested approximately $20 billion in greenfield / expansion projects(a) With a lower cost of capital after the combination, we believe transaction will increase our investment opportunity set Maintaining a strong balance sheet is paramount KMP has accessed capital markets for approximately $43 billion since inception(b) Investment grade since inception Target 5.0-5.5x Debt/EBITDA level for pro forma entity Transparency to investors Keep it simple One publicly traded company instead of four 18 Same Strategy Since Inception  From 1997 inception through 2Q 2014. Gross long-term capital issued from 1997 inception through 2Q 2014. Net of refinancing, approximately $39 billion of capital raised.

Additional Transaction Information Expect KMI and KMR shareholder meetings and unitholder meetings for KMP and EPB in 4Q 2014 Preliminary proxy filed 8/27/2014 HSR early termination received 8/25/2014 [No other regulatory approvals required] Expect closing in 4Q 2014 19 Summary Timeline  The gain/loss calculators use tax information as of 12/31/2014 and do not incorporate 2014 partnership activity. They also do not take into account any unused passive activity losses associated with KMP and EPB which could have a material impact on your overall gain calculation. In a complete disposition of your KMP units, any unused passive activity losses may be deducted against a gain from the sale of the units. These and other factors can materially affect the outcome of these calculations so they should only be used as estimates. Additional Resources Overview of the transaction (audio): http://www.kindermorgan.com/investor/ KMI Summary Transaction Information document: http://www.kindermorgan.com/investor/ KMP/EPB Summary Tax Information Package: http://www.kindermorgan.com/investor/ Online Gain/Loss Calculators(a): www.taxpackagesupport.com/kinder www.taxpackagesupport.com/elpaso Below are selected transaction-related resources available for reference Please visit the websites listed below to access these resources as well as others (a)

KINDER MORGAN

Business Risks

- **Regulatory (KMP/EPB/KMI)**
  - Products Pipeline FERC / CPUC cases
  - Natural Gas FERC rate cases
  - Legislative and regulatory changes
- **Crude oil production volumes (KMP)**
- **Commodity prices (KMP)**
  - CO_2 oil production
    - 2014 budget assumes $96.15/Bbl realized price on unhedged barrels
    - 2014 commodity price sensitivity is ~$7 million DCF per $1/Bbl change in crude price
  - Natural Gas Midstream
    - 2014 commodity price sensitivity is ~$1 million DCF per $1/Bbl and $0.50/MMBtu change in oil and natural gas prices, respectively[(a)]
- **Economically sensitive businesses (e.g., steel terminals) (KMP)**
- **Environmental (e.g., pipeline / asset failures) (KMP/EPB/KMI)**
- **Terrorism (KMP/EPB/KMI)**
- **Interest rates (KMP/EPB/KMI)**
  - Full-year impact of 100-bp increase in floating rates equates to ~$55 million increase in interest expense at KMP[(b)]

(a) Natural Gas Midstream sensitivity incorporates current hedges, assumes same directional move in oil and gas prices, ethane rejection, flat ethane frac spread, and assumes other NGL prices maintain relationship with oil prices.
(b) As of 6/30/2014 approximately $5.5 billion of KMP's total $20.7 billion in net debt was floating rate.

20

Summary Attractive Value Proposition Unparalleled asset footprint Diversified midstream energy platform provides stable, fee-based cash flow Continued focus on strong balance sheet and de-levering at KMI Highly visible, attractive growth project backlog Established track record Industry leader in all business segments Experienced management team Transparency to investors Announced transaction will simplify organization 21

Appendix

KINDER MORGAN

KMI Pro Forma Compares Favorably to its Midstream Energy Peers and S&P 500 High-dividend Companies

Company Name	Industry	Market Cap	LQA Dividend Yield	Dividend Growth Rates	
PF KMI[(a)]	Oil & Gas Pipelines	~$100,000		10.0%	2015-2020
Large Cap US Midstream (2015–2017 Growth Rates)					
Williams Companies, Inc.	Oil & Gas Pipelines	$57,907	4.0%	14.8%	
Enterprise Products Partners L.P.	Oil & Gas Pipelines	$77,359	3.5%	7.1%	
S&P 500 High Dividend Companies[(b)] (2014–2016 Growth Rates)					
General Electric Company	Industrial Conglomerates	$263,791	3.3%	6.7%	
Chevron Corporation	Integrated Oil	$236,987	3.4%	4.7%	
Procter & Gamble Company	Household/Personal Care	$228,659	3.0%	6.6%	
Coca-Cola Company	Beverages: Non-Alcoholic	$184,428	2.9%	7.0%	
Philip Morris International Inc.	Tobacco	$133,640	4.4%	5.2%	
Cisco Systems, Inc.	Computer Communications	$128,500	3.0%	7.4%	
McDonald's Corporation	Restaurants	$92,655	3.4%	7.0%	
AbbVie, Inc.	Pharmaceuticals: Major	$94,006	2.8%	8.8%	
Altria Group, Inc.	Tobacco	$89,235	4.3%	7.4%	

Source: FactSet and Wall Street research. As of 9/19/2014.
(a) KMI data shown at beginning-year 2015 pro forma for KMP / KMR / EPB acquisitions.
(b) Includes all companies which meet the following criteria: in S&P 500, market cap >$75 billion, LQA dividend yield >3%, 2014–2016 dividend growth >~5%. 2015–2017 dividend growth rates generally not available.

23

Cross-guarantees Overview KMI will consolidate its subsidiaries under a single C-corp as follows: Acquire public shares of KMR and public units of KMP and EPB EPB is acquired by KMP Execute cross guarantees among KMI, KMP and substantially all wholly owned operating subsidiaries and subsidiaries which hold our interest in JVs Cross-guarantees are being used instead of merging KMP or moving / refinancing existing KMP and EPB debt due to potential tax considerations, JV right of first refusals, uneconomic make-whole provisions, and rate making considerations KMI will have full control over operated assets KMP will become 100% owned with fully cross-guaranteed debt Guarantees will be among and between KMI, KMP and all significant EBITDA-generating subsidiaries Included entities represent approximately 90% of consolidated EBITDA; ~10% of consolidated EBITDA excluded primarily relates to EBITDA generated by SFPP and Calnev EPB will be acquired by KMP thereby making KMP the owner of 100% of pro forma organization cash flows Guarantees will be absolute and unconditional 24

18 Years of Growth at KMP Strategy Has Led to Consistent, Growing Results 1996-2014E CAGR = 36% KMP Total Distributions (GP + LP) ($MM) KMP Annual LP Distribution per Unit(c) KMP Net Debt to EBITDA(d) 2014 budget. In 2010, total distributions paid were $2,280 million. These distributions would have been $2,450 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions. Annual LP declared distributions, rounded to 2 decimals where applicable. Debt is net of cash and excluding fair value of interest rate swaps. 1996-2014E CAGR = 13% (b) 25 (a) (a) (a) (b) (c) (d)

Financial Rigor Promises Made, Promises Kept KMI Budgeted Dividend: 2011: $1.16(a) 2012: $1.35 2013: $1.57 KMP Budgeted LP Distribution: 2000: $1.60 2001: $1.95 2002: $2.40 2003: $2.63 2004: $2.84 2005: $3.13 2006: $3.28 2007: $3.44 2008: $4.02 2009: $4.20 2010: $4.40 2011: $4.60 2012: $4.98 2013: $5.28 EPB Forecasted LP Distribution: 2012: $2.25 2013: $2.55 Promises Made Promises Kept KMP achieved or exceeded LP distribution target in 13 out of 14 years Presented as if KMI were publicly traded for all of 2011. KMI Actual Dividend: 2011: $1.20(a) 2012: $1.40 2013: $1.60 KMP Actual LP Distribution: 2000: $1.71 2001: $2.15 2002: $2.435 2003: $2.63 2004: $2.87 2005: $3.13 2006: $3.26 2007: $3.48 2008: $4.02 2009: $4.20 2010: $4.40 2011: $4.61 2012: $4.98 2013: $5.33 EPB Actual LP Distribution: 2012: $2.25 2013: $2.55 26 KMI has exceeded its dividend target in each of past 3 yrs. EPB has achieved LP distribution target in both years under KM management (a)

KINDER MORGAN

5-year Project Backlog[a]

$17 Billion of Currently Identified Organic Growth Projects

Tremendous footprint provides $17B of currently identified growth projects over next 5 years

5-year Growth Capex Backlog ($B)

	2H 2014	2015	2016	2017+	Total
Natural Gas Pipelines	$0.6	$0.4	$1.0	$2.6	$4.6
Products Pipelines	0.7	0.3			1.0
Terminals	0.7	0.5	0.8	0.2	2.2
CO_2 – S&T[b]	0.1	0.3	1.0	0.4	1.8
CO_2 – EOR[b] Oil Production	0.2	0.4	0.4	1.0	2.0
Kinder Morgan Canada				5.4	5.4
Total	$2.3	$1.9	$3.2	$9.6	$17.0

88% of backlog is for fee-based pipelines, terminals and associated facilities

Not included in backlog:

- Marcellus / Utica liquids (y-grade) pipeline solution
- Further LNG export opportunities
- Large TGP Northeast expansion (NED)
- Further Mexico natural gas expansion projects
- Southeast refined products pipeline (Palmetto)
- Coal / other natural resource investments
- Potential acquisitions

(a) Highly-visible backlog consists of current projects for which commercial contracts have been either secured, or are at an advanced stage of negotiation. Total capex for each project, shown in year of expected in-service; Vast majority of projects are expected to go into service within five years; projects in-service prior to 6/30/2014 excluded. Includes KM's proportionate share of non-wholly owned projects.

(b) S&T = CO_2 Sales & Transportation.
EOR = Enhanced Oil Recovery.

27

Natural Gas Megatrend Tremendous Natural Gas Footprint & Market Opportunity Set 28 Source: Wood Mackenzie H1 2014 Long-Term View. Projected 5-year / 10-year increase. KM Natural Gas Asset Footprint Power Generation + 2.6 / 7.2 Bcf/d(b) Industrial (petchem) + 2.9 / 3.8 Bcf/d(b) LNG Export + 5.0 / 10.1 Bcf/d(b) Exports to Mexico + 1.7 / 2.5 Bcf/d(b) U.S. Natural Gas Projected Supply & Demand(a) (Bcf/d) Demand 2014 2019 2024 LNG exports -0.3 4.7 9.8 Mexican net exports 2.1 3.8 4.6 Power 21.3 23.9 28.5 Industrial 21.0 23.9 24.8 Other 29.6 29.9 32.7 Total U.S. demand 73.7 86.2 100.4 Supply Canadian net imports 5.1 5.2 6.5 Marcellus / Ohio Utica 13.8 25.1 29.3 Other production 54.8 55.9 64.6 Total U.S. supply 73.7 86.2 100.4

KINDER MORGAN

Natural Gas Megatrend

… Generating Real-time, Long-term Benefits

$641B of investment in midstream energy infrastructure needed through 2035, implying $29B per year annual spend[(a)] compared to $18B annual spend by MLPs[(b)] over past five years

- **Kinder Morgan's unparalleled natural gas footprint is well-positioned to address North America's need for more infrastructure**
  - Natural gas comprises significant percentage of our cash flow: KMP ~43%, EPB 100%, KMI ~54%[(c)]
  - Own or operate ~68,000 miles of natural gas pipeline, and moved ~33 Bcf/d out of a total U.S. market of ~100 in January 2014
  - Well-positioned relative to major trends (Marcellus / Utica, exports to Mexico, LNG export, power generation, petchem, etc.)
- **Natural gas a significant, growing component of backlog**
  - $4.6 billion of natural gas projects in backlog, $1.9 billion net increase from $2.7 billion at year-end 2013
  - Natural gas backlog substantially backed by long-term, take-or-pay contracts
  - Attractive returns secured for natural gas backlog; average EBITDA multiple below 6x
  - $18 billion of additional identified projects in development
- **Significant recent demand for long-term natural gas capacity across all KM entities**
  - Since December 2013, 3.7 Bcf/d of new take-or-pay contracts secured at attractive rates
  - Represents 11% of the total existing design capacity of the underlying pipelines
  - Very long-term commitments with an average contract tenor of 16 years
  - New capacity demand represents $1.8 billion of growth capital investment
  - 1.1 Bcf/d in-service in 2014, 1.0 Bcf/d in 2015 and 1.6 Bcf/d thereafter
  - When pending contracts are included, the total since December 2013 increases to 5.3 Bcf/d

(a) Source: ICF presentation dated 2/24/2014 "A Shifting Landscape: Shale Resource Development Presenting Plenty of Opportunities and Challenges in the Midstream Space."
(b) 2009-2013E capital spend on investment projects by MLPs. Source: Wells Fargo as of 12/31/2013.
(c) Natural Gas Segment percentage of 2014 budgeted segment earnings before DD&A including proportionate share of JV DD&A and excluding certain items for KMP, EPB and KMI, respectively.

29

KINDER MORGAN

KMP Returns on Invested Capital

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Segment ROI[(a)]:														
Natural Gas Pipelines	13.3%	15.5%	12.9%	13.5%	14.0%	15.5%	16.7%	17.5%	16.9%	14.0%	11.9%	11.9%	11.9%	11.6%[(b)]
Products Pipelines	11.9	11.8	12.8	12.9	12.4	11.6	11.8	13.2	12.5	13.4	13.7	12.9	12.1	12.4
Terminals	19.1	18.2	17.7	18.4	17.8	16.9	17.1	15.8	15.5	15.1	14.6	14.3	13.5	12.1
CO_2	27.5	24.6	22.0	21.9	23.8	25.7	23.1	21.8	25.9	23.5	25.7	26.2	28.7	26.6
Kinder Morgan Canada	--	--	--	--	--	--	--	11.0	12.1	12.8	13.7	14.1	16.3	14.8
KMP ROI	12.3%	12.7%	12.6%	13.1%	13.6%	14.3%	14.4%	14.1%	14.9%	13.9%	13.5%	13.5%	13.6%	12.6%[(b)]
KMP Return on Equity	17.2%	19.4%	20.9%	21.7%	23.4%	23.9%	22.6%	22.9%	25.2%	25.2%	24.3%	24.0%	24.0%	21.7%

Note: a definition of these measures may be found in the Appendix to our Analyst day presentation, dated 1/29/2014, on our website at www.kindermorgan.com.
(a) G&A is deducted to calculate the KMP ROI, but is not allocated to the segments and therefore not deducted to calculate the individual Segment ROI.
(b) The denominator includes approximately $1.1 billion in REX capital not recovered in sale price (i.e., leave behind). Excluding the leave behind increases the Natural Gas Pipelines ROI to 12.3% in 2013, and the KMP ROI to 13.0% in 2013.

30

($ in billions) Notes: Includes equity contributions to joint ventures. From 1997 through full-year 2014 (forecast). 2012 net of proceeds from FTC Rockies divestiture. Total Invested by Type(a,b) Total Invested by Segment(a,b) Total Invested by Year KMP Capital Investment ~$46.5B Invested Since Inception(a,b) (b) 31 (a) (b)

KINDER MORGAN

Natural Gas Pipelines

Segment Outlook

Well-positioned connecting key natural gas resource plays with major demand centers

Project Backlog:

- $4.6 billion of identified growth projects over next seven years[a], including:
  - LNG liquefaction (FTA at Elba Island)
  - Pipe projects supporting LNG liquefaction projects
  - TGP north-to-south projects
  - Eagle Ford gathering & processing
  - SNG / Elba Express expansions
  - Expansion to Mexico border

Long-term Growth Drivers:

- Natural gas the logical fuel of choice
  - Cheap, abundant, domestic and clean
- Unparalleled natural gas network
  - Sources natural gas from every important natural gas resource play in the U.S.
  - Connected to every major demand center in the U.S.
- Demand growth and shifting supply from multiple basins
  - Power / gas-fired generation
  - Industrial and petchem demand
  - Growth in Mexican natural gas demand
  - Repurposing portions of existing footprint
  - Greenfield development
- LNG exports
- Expand service offerings to customers
- Acquisitions

Operations:

- Very good project development performance: on a net basis within 1% of approved costs on major projects
- Better than industry average performance on release and safety measures
- On-time compliance with EHS requirements: 99+%


RUBY
WIC
CIG
TCGT
CP
NGPL
EPNG
TGP
FEP
SNG
MEP
ELBA EXPRESS
SLNG
KMLP
GLNG
FGT
KM MIDSTREAM
NATURAL GAS PIPELINES
LNG TERMINALS
NATURAL GAS STORAGE
NATURAL GAS PROCESSING
NATURAL GAS TREATERS
KM HEADQUARTERS

(a) Excludes acquisitions and dropdowns, includes KM's share of non-wholly owned projects. Includes projects currently under construction

32

Products Pipelines Segment Outlook Project Backlog: $1.0 billion of identified growth projects over next two years(a), including: Cochin reversal / conversion Eagle Ford condensate processing KMCC extensions KMCC-Double Eagle interconnect Long-term Growth Drivers: Development of shale play liquids transportation and processing (e.g. UTOPIA) Repurposing portions of existing footprint in different product uses (e.g. Y-grade) Extension of refined products pipeline system into Southeast U.S. (e.g. Palmetto Pipeline) Tariff index adjustments Tuck-in acquisitions Recovery in refined product volumes Operations: Very good project development performance: on a net basis within 1% of approved costs on major projects Better than industry average performance on release rates on liquids pipelines (Products, CO2, KMC) Better than industry average performance on safety measures On-time compliance with EHS requirements: 99.8% Opportunities for growth from increased liquids production 33 Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction. (a)

Terminals Segment Outlook Project Backlog: $2.2 billion of identified growth projects over next five years(a), including: Liquids BOSTCO Phases 2, & 3 Alberta crude by rail projects Chemical terminal development SCT Jones Act tanker builds Houston terminals network expansion Edmonton Phase 2 expansion Bulk Deepwater coal handling facility Vancouver Wharves facility improvements (agri, copper, sulfur, and chemical) Long-term Growth Drivers: Gulf Coast liquids exports Crude oil merchant tankage Crude by rail Newbuild / expansion of export coal terminals Chemical infrastructure and base business growth built on production increases Tuck-in acquisitions Potential investment in coal reserves and other natural resources Operations: Project development performance: 6.5% overrun on a net basis across major projects Better than industry average performance on safety measures – continuous improvement over several years On-time compliance with EHS requirements: 99.6% Well-located in refinery / port hubs and inland waterways 34 Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction. (a)

CO2 Segment Outlook Project Backlog: Identified growth projects totaling $1.8 billion and $2.0 billion in S&T and EOR, respectively, over next five years(b), including: S&T Southwest Colorado CO2 production St. Johns build-out Cortez and Lobos pipelines EOR SACROC / Yates / Katz / Goldsmith / Residual Oil Zone (ROZ) Long-term Growth Drivers: Strong demand for CO2 drives volume and price Billions of barrels of domestic oil still in place to be recovered at SACROC, Yates, Katz and Goldsmith, as well as ROZ opportunities Operations: Project development performance: within 6% on a net basis across major projects (overrun) Slightly better than industry average on three of five safety measures On-time compliance with EHS requirements: 99.9% Own and operate best source of CO2 for EOR(a) 35 EOR = Enhanced Oil Recovery. Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction.

KINDER MORGAN

Kinder Morgan Canada

Segment Outlook

Sole oil pipeline from Oilsands to West Coast / export markets

Project Backlog:

- **$5.4 billion expansion of Trans Mountain Pipeline**

Long-term Growth Drivers:

- **Expand Oilsands export capacity to West Coast and Asia**
  - Following successful open season, major expansion plans under way
  - The Trans Mountain Pipeline Expansion Project (TMEP) more than doubles capacity, from 300 MBbl/d currently to approximately 890 MBbl/d
  - Strong commercial support from shippers with binding long-term contracts (~93% 20-yr, ~7% 15-yr) for 708 MBbl/d of firm transport capacity
  - Projected cost of $5.4 billion
  - Proceeding with project design, planning and consultation
  - NEB facilities application filed in December 2013
  - Expected in-service 2018
- **Expanded dock capabilities (Vancouver)**
  - TMPL expansion will increase dock capacity to over 600 MBbl/d
  - Access to global markets

Operations:

- **Project development performance: in early stages on TMEP, but commercial terms include good cost protection on "uncontrollable" costs**
- **Better than industry average on safety measures**
- **On-time compliance with EHS requirements: 99.6%**


Vancouver
TRANS MOUNTAIN
TMEP $5.4 Billion Expansion
Edmonton
BRITISH COLUMBIA
ALBERTA
Westridge/Burnaby
Sumas Tank Farm
Ferndale
Westridge/Burnaby
WASHINGTON
ACTIVE
REACTIVATED
EXPANSION
TANK FARM
TERMINAL
KM HEADQUARTERS

36

KINDER MORGAN

Energy Toll Road

Diversified, Fee-based Business Model

	Natural Gas Pipelines (KMP/EPB/KMI)	Products Pipelines (KMP)	Terminals (KMP)	CO_2 (KMP)	Kinder Morgan Canada (KMP)
■ Volume Security	– Interstate & LNG: take or pay – Intrastate: ~75% take or pay[a] – G&P: minimum requirements / acreage dedications	– Volume based	– Take or pay, minimum volume guarantees, or requirements	– S&T: primarily minimum volume guarantee – O&G: volume-based	– Essentially no volume risk
■ Avg. Remaining Contract Life	– Interstate: 7.1 years – Intrastate: 4.9 years[a] – G&P: 6.0 years – LNG: 18.4 years	– Not applicable	– Liquids: 4.2 yrs – Bulk: 4.1 yrs – J.A. vessels: 4.4 yrs[b]	– S&T: 9.0 yrs	– 2 yrs
■ Pricing Security	– Interstate: primarily fixed based on contract – Intrastate: primarily fixed margin – G&P: primarily fixed price	– PPI + 2.65%	– Based on contract; typically fixed or tied to PPI	– S&T: 67% of revenue protected by floors – O&G: volumes 83% hedged[c]	– Fixed based on toll settlement
■ Regulatory Security	– Interstate: regulatory return mitigates downside; may receive higher recourse rates for increased costs – Intrastate: essentially market-based – G&P: market-based	– Pipeline: regulatory return mitigates downside – Terminals & transmix: not price regulated[d]	– Not price regulated[d]	– Primarily unregulated	– Regulatory return mitigates downside
■ Commodity Price Exposure	– Interstate: no direct – Intrastate: limited – G&P: limited	– Limited to transmix business	– No direct	– Full-yr impact ~$7.0MM in DCF per $1/Bbl change in oil price	– No direct

All figures as of 1/1/2014 except where noted.

(a) Transportation for intrastate pipelines includes term purchase and sale portfolio.

(b) Jones Act vessels average contract term of 4.4 years excludes options to extend (10 vessels in total: 5 existing and 5 newbuild to be delivered 2015-17). Including options to extend, average contract term is 6.6 years.

(c) Percent of expected Jul-Dec 2014 net crude oil and heavier natural gas liquids (C4+) production.

(d) Terminals not FERC regulated, except portion of CALNEV.

37

After-Tax Analysis for KMP and EPB Unitholders 38 KMP and EPB After-Tax Analysis Assumptions After tax calculations for illustrative purposes only. These represent approximate calculations for an average unitholder assuming a sale as of 12/31/2013 (i.e. it excludes 2014 partnership activity). Actual tax consequences could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains. KMP / EPB Status Quo Case Assumptions Average KMP/EPB unitholder basis at year-end 2013 per PWC The average KMP/EPB unitholder’s basis is reduced by the annual projected distributions and projected partnership activity has no impact on basis For KMP, assumes allocated per unit liabilities as of year-end 2013 are used to defer any capital gains taxes due on annual distributions received when basis is zero (not applicable in EPB case) Sale price based on annual projected distribution capitalized at the pre-announcement KMP yield of ~7.0% and EPB yield of ~7.7% Recapture gain, taxed at the ordinary income rate, assumed to be equal to the average KMP/EPB unitholder per unit recapture amount as of year-end 2013 Remaining gain on sale (above the recapture amount) taxed at capital gains rate KMP / EPB Pro Forma Case Assumptions Average KMP/EPB tax impact from transaction based on KMI’s 9/19/2014 closing price of $37.97; average tax basis equal to the average KMP/EPB unitholder tax basis as of year-end 2013; assumes passive losses present at year-end 2013 have not been utilized and can be utilized on the sale to offset ordinary income Dividends calculated by multiplying the exchange ratio by the KMI pro forma dividend; assumes KMI dividends are taxed at capital gains tax rate Unitholders will receive per share basis in KMI shares received equal to KMI’s price at closing; Assumes KMI stock price at close of $39 per share Assumes gain on sale of KMI share taxed at capital gains tax rate

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